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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16003426

SEC Mail Processing Section

FEB 24 2016

Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RWS

REPORT FOR THE PERIOD BEGINNING January 1, 2015 ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Reigns Capital Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Main Street Suite 901
(No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Silver 914-949-3282
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates, LLP
(Name – if individual, state last, first, middle name)

7600 Jericho Turnpike	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SD 2/25/16

OATH OR AFFIRMATION

I, Neil Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Reigns Capital, Ltd

, as of

December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RICHARD M. PANERO
Notary Public. State of New York
Registration #02PA4995205
Qualified In Westchester County
Commission Expires April 20, 2014

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REIGNS CAPITAL, LTD.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS *PAGE*

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.802.0100 FAX: 516.364.9600

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Reigns Capital, LTD

We have audited the accompanying financial statements of Reigns Capital, LTD (a New York Corporation), which comprise the statement of financial condition as of December 31, 2015 and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Reigns Capital, LTD's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Reigns Capital, LTD as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Reigns Capital, LTD's financial statements. The supplemental information is the responsibility of Reigns Capital, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

Great Neck, New York
February 19, 2016

REIGNS CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	109,752
Accounts receivable		170,727
Prepaid expenses		6,423
Other assets		1,645
TOTAL ASSETS	$	288,547
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	2,316
Income taxes payable		200
Deferred income taxes payable		55,500
TOTAL LIABILITIES		58,016
Stockholders' equity		
Common stock, no par value; 200 shares authorized; 26 shares issued and outstanding		5,000
Paid-in-capital		115,000
Retained earnings		110,531
TOTAL STOCKHOLDERS' EQUITY		230,531
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	288,547

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Consulting income	$ 422,238
Interest and other income	10,404
TOTAL REVENUES	432,642
EXPENSES	
Employee compensation and benefits	240,381
Professional fees	28,126
Communuications	4,480
Occupancy	21,731
Pension plan expenses	106,000
Other operating expenses	21,732
TOTAL EXPENSES	422,450
NET INCOME BEFORE INCOME TAX PROVISION	10,192
Provision for income taxes	661
NET INCOME	$ 9,531

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Paid-in Capital	Retained Earnings-(Deficit)	Total
Balance - beginning	$ 5,000	$ 115,000	$ 101,000	$ 221,000
Net income	-	-	9,531	9,531
Balance -end	$ 5,000	$ 115,000	$ 110,531	$ 230,531

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities	
Net income	$ 9,531
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	-
Changes in operating assets and liabilities:	
Accounts receivable	(9,306)
Prepaid expenses	(129)
Accrued expenses	(2,852)
Income taxes payable	(2,500)
Deferred income taxes payable	(500)
Total adjustments	(15,287)
Net cash provided by operating activities	(5,756)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,756)
CASH - BEGINNING OF YEAR	115,508
CASH - END OF YEAR	$ 109,752
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 280

See notes to financial statements

1 - ORGANIZATION AND NATURE OF BUSINESS

Reigns Capital, Ltd. (the "Company") is a New York Corporation formed on January 12, 2004 organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2015.

The Company primarily receives revenue from consulting fees with Customers located primarily throughout the United States. Approximately 75.1% of its revenue is derived from two clients.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Revenue Recognition

Consulting fees and interest income are recorded when earned on the accrual basis of accounting.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

3 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

4 - INCOME TAXES

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. The current and deferred portions of the income tax expense consist of the following:

Deferred income taxes	$ (500)
Current income taxes -	1161
	$ 661

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.). At December 31, 2015, the Company had net capital of $107,236 which was $102,236 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 2% as of December 31, 2015.

6 - PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering its eligible employees. The Company may make discretionary contributions to the plan not to exceed statutory limitations. Benefits are based on years of service and the compensation of the employees. Voluntary employee contributions are not permitted. There were no significant changes during the year ended December 31, 2015 affecting comparability.

Pension plan expense for the year ended December 31, 2015 was $106,000 and is included in other operating expenses on the statement of operations. The fair value of the defined contribution plan assets at December 31, 2015, the latest valuation date available was approximately $1,973,184.

7 - COMMITMENTS AND CONTINGENCIES

Lease

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Effective October 20, 2015, the Corporation signed a new lease to commence on January 1, 2016 and to end of December 31, 2018. Included in operations for 2015 is rent expense of approximately $22,000.

Future minimum rental payments under non-cancelable operating lease are approximately as follows;

2016	$18,000
2017	19,700
2018	19,700
	$57,400

8 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 19, 2016, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

REIGNS CAPITAL, LTD. **SCHEDULE 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital		
Stockholders' equity	$	230,531
Add: allowable credits-deferred income tax payable		55,500
Total capital		286,031
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		170,727
Other assets		8,068
Total nonallowable assets		178,795
Net capital before haircuts on security positions		107,236
Haircut on exempt securities		-
NET CAPITAL	$	107,236
AGGREGATE INDEBTNESS	$	2,516
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	102,236
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		2%

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Focus report filing as of December 31, 2015.

See notes to the financial statements

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.802.0100 FAX: 516.364.9600

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Reigns Capital, LTD
White Plains, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) Reigns Capital, LTD identified the following provisions of 17 C.F.R. §15c3-3(k) under which Reigns Capital, LTD claimed an exemption from 17 C.F.R. Section §240.15c3-3: (1), (2)(i), (2)(ii) or (3) (the "exemption provisions") and (2) Reigns Capital, LTD stated that Reigns Capital, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Reigns Capital, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reigns Capital, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 1), (2)(i), (2)(ii) or (3) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

Great Neck, NY
February 19, 2016

REIGNS
CAPITAL

Annual Audit Exemption Report

Reigns Capital, Ltd claims that it was exempt from SEC Rule 15c3-3 throughout the fiscal year ended December, 31 2015.

Mr. Neil Silver, on behalf of Reigns Capital, Ltd. Reigns Capital, Ltd makes the following statements to the best of his knowledge & belief:

1. Reigns Capital, Ltd. Operates pursuant to SEC Rule 15c3-3 (k) (2) (1)
2. Reigns Capital, Ltd. met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception.

REIGNS CAPITAL, LTD.

BY: NEIL SILVER, PRESIDENT

REIGNS CAPITAL
199 Main Street, Suite 901
White Plains, New York 10601

REIGNS
CAPITAL

February 22, 2016

Principal Office
SEC
100 F. Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 24 2016
Washington DC
409

Re: Reigns Capital, Ltd. 2015 Audited Financials

To whom it may concern:

Enclosed please find 2015 audited financials.

Thank you.

Very truly yours,

Richard Panero

REIGNS CAPITAL
199 Main Street, Suite 901
White Plains, NY 10601